UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 000-55103

Tower One Wireless Corp.

(Translation of registrant's name into English)

Calle 84 A No.12 - 18 Oficina 302, Bogotá DC, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SUBMITTED HEREWITH

99.1	Notice of Meeting and Record Date.

99.2	News Release dated October 18, 2022.

99.3	News Release dated October 19, 2022.

99.4	Notice of Meeting dated October 20, 2022.

99.5	Information Circular dated October 20, 2022.

99.6	Form of Proxy.

99.7	Voting Instruction Form.

99.8	NI Card.

99.9	Certificate Abridging Time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER ONE WIRELESS CORP.

/s/ Alejandro Ochoa

________________________

Alejandro Ochoa, President and Chief Executive Officer

Date:  November 3, 2022